Laboratory Corporation of America® Holdings 2001 Annual Report


Chromosome 17
Chromosome 19
Chromosome 21
LabCorp

Wouldn't it be great if predicting growth were a science?


$1,698.7
$1,919.3
$2,199.8
99
00
01

Net Sales [in millions]
Pricing and volume gains contributed to a 15 percent increase on the top line in 2001.


$149.7
$245.6
$367.6
99
00
01

Operating Income [in millions]
Strong sales combined with continued cost containment initiatives allowed operating income to soar 50 percent in 2001.


$233.4
$339.7
$468.7
99
00
01

EBITDA [in millions]
Earnings before interest, taxes, depreciation, amortization and restructuring charges rose a record 38 percent in 2001.


$180.5
$246.7
$316.0
99
00
01

Operating Cash Flow [in millions]
Better work practices and the repayment of all long-term debt contributed to 28 percent growth in operating cash flow for 2001.

LabCorp Specialty and Niche Testing Business Segments

Infectious Disease: LabCorp is an industry leader in viral load testing, genotyping and phenotyping for HIV, and at the forefront of state-of-the-art advancements in hepatitis C testing. The Company's advanced suite of molecular assays helps improve the management of patients diagnosed with hepatitis throughout the U.S.

Oncology Testing: LabCorp offers a full range of tests that assist physicians in the prediction, diagnosis, treatment and monitoring of such diseases as bladder, breast, cervical, melanoma, colorectal and prostate cancer. Its scientific expertise in oncology testing means LabCorp is critical to the process of determining the optimal course of treatment for cancer patients.

Diagnostic Genetics: With world renowned Centers of Excellence like its Center for Molecular Biology and Pathology (CMBP), LabCorp is a scientific leader in the field of Diagnostic Genetics. LabCorp scientists are known for their expertise in such areas as cytogenetics, and biochemical and molecular genetic testing for conditions like Down Syndrome, cystic fibrosis and Tay-Sachs syndrome.

Identity Testing: As the largest provider of identity testing in the country, LabCorp is very often sought out for its expert forensic identity testing and parentage evaluation services. LabCorp's unique forensic identity testing laboratories perform DNA analysis using polymerase chain reaction (PCR) and mitochondrial DNA (mtDNA) sequencing.

Allergy Testing: LabCorp's Center for Esoteric Testing is home to one of the leading allergy testing laboratories in the country. Physicians may choose from a comprehensive multitiered program for patient care, including such tests as multiple inhalant allergen, total IgE, the leukocyte histamine release test (LHRT) and hypersensitivity pneumonitis testing.

Esoteric Immunoassay: Accurate test results are vital tools in patient care, oftentimes providing the critical information for diagnosis or treatment management. LabCorp's comprehensive menu of tests for measurement of proteins and compounds, including bone metabolism, cardiovascular disease, gastrointestinal function and carbohydrate metabolism, are those tools for many physicians.

Occupational Testing Services: As one of the largest occupational testing laboratories in the nation, LabCorp has a comprehensive menu of testing services for pre- and post-employment substance abuse testing. A network of laboratories certified by the Substance Abuse and Mental Health Services Administration offers leading-edge technology, chain-of-custody security and innovative software to provide employers proactive solutions to address substance abuse.

Clinical Trials Testing: LabCorp offers pharmaceutical and drug development companies state-of-the-art laboratory services in connection with clinical trials testing. Offering seamless global capabilities for efficient worldwide clinical trials, LabCorp scientists and laboratory directors have a high level of expertise and provide exceptional services that go beyond the basics.

FINANCIAL HIGHLIGHTS Laboratory Corporation of America® Holdings

Year Ended December 31,	2001	2000	1999	1998	1997
Statement of Operations Data:					
Net sales	$2,199.8	$1,919.3	$1,698.7	$1,612.6	$1,579.9
Gross profit	925.6	766.6	629.1	563.4	499.4
Operating income (loss)	367.6	245.6	149.7	127.6	(92.0)
Net earnings (loss)	$ 179.5	$ 112.1	$ 65.4	$ 68.8	$ (106.9)

The Industry Growth Drivers

The mapping of the human genome is the first chapter in what will be a long and exciting story of dramatically improved health solutions. Diseases will be anticipated and perhaps avoided, diagnoses will come more quickly and therapies will be tightly targeted to the unique profile of the patient. None of this can happen without more tests, both routine and highly sophisticated, to guide clinical decision-making.

The Genomics Revolution

As research on the human genome accelerates and the roles of genes in causing disease are identified, demand for molecular testing will increase. LabCorp is positioned to benefit from this transformation both short-term and long-term. Its sophisticated assays are used to help identify individuals with disease-causing genes, and its expertise is tapped in the development of new drugs to treat those diseases.

Increased Reliance on Testing

Margins are improving as LabCorp executes more favorable contracts with health care providers. Moreover, providers demonstrate an increased recognition of the value of testing in preventing, diagnosing, treating and monitoring disease – both to improve quality of life for patients and reduce health plan costs.

Demographic Trends

The demand for more testing, both routine and esoteric, is expected to increase as a larger segment of the population ages and lives longer. By 2006, more than 67 million people will be ages 55 and older.

Heightened Focus on Prevention

An explosion of health-related information reaching consumers is helping drive a greater awareness of how they can help prevent disease and preserve good health. New tests that identify genetic predisposition to cancer and other conditions further add to the proactive medical options that appeal to a generation much more involved in their own health care decisions.



It is.

In the commercial laboratory field,

About the Cover: Annotation of the Celera Human Genome Assembly (courtesy of *Science Magazine*)

The illustration on the cover is the Annotation of the Celera Human Genome Assembly. The human genome is comprised of thousands of individual genes. While the mapping of the human genome represents a major scientific milestone, the process of identifying and understanding individual genes will continue for years to come and translate into an untold number of opportunities for LabCorp and the physicians and patients it serves.

As a pioneer in genomic testing and the commercialization of new diagnostic technologies, Laboratory Corporation of America® Holdings (LabCorp®) is one of the world's largest clinical laboratories, with annual revenues of $2.2 billion in 2001. The Company has over 19,000 employees, offers more than 4,000 clinical tests ranging from routine blood analyses to sophisticated molecular diagnostics and tests more than 280,000 specimens daily for over 200,000 clients nationwide. While operating a nationwide network of 24 primary testing locations and 900 patient service centers, LabCorp leverages its expertise in innovative clinical testing technology with four esoteric Centers of Excellence.

The Center for Molecular Biology and Pathology, in Research Triangle Park, North Carolina, develops applications for polymerase chain reaction (PCR) technology. Its National Genetics Institute in Los Angeles, California, is leading the industry in developing novel, highly sensitive PCR methods for testing hepatitis C and other infectious agents.

scientific leadership can be the most promising predictor of growth.

The Company's Minneapolis, Minnesota-based ViroMed offers molecular microbial testing using real time PCR platforms, and LabCorp's Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the Company's network.

LabCorp is in an exceptional position to capitalize on industry growth dynamics through the combination of its state-of-the-art technology leadership, national geographic scale and intense commitment to superior customer service.

The Company's reputation and proven record in the area of advanced genomic testing continues to attract the leading minds and technological pioneers of the field. Its laboratories have been at the forefront of new molecular tests to diagnose, treat and manage disease, particularly in the areas of infectious disease, oncology and genetics. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories. The Company's common stock is traded on the New York Stock Exchange under the ticker symbol "LH."

LabCorp
Laboratory Corporation of America

LabCorp

Letter To Shareholders



The remarkable success that LabCorp has achieved in recent years has continued through 2001. The Company sustained a record level of financial and operational performance, while also strengthening its leadership position in molecular and esoteric testing. As the genomic age unfolds, this strategic position will ensure LabCorp's growth for years to come. Indeed, I am more certain than ever that an entirely new era in laboratory testing has arrived – an era in which testing will play an even more critical role in health care management and an era in which LabCorp is at the scientific forefront of the trends that shape it.

Posting Record Profitability

For the year 2001, LabCorp generated sales of $2.2 billion, an increase of 14.6 percent driven by volume and pricing growth. EBITDA (earnings before interest, taxes, depreciation, amortization and restructuring charges) for 2001 expanded to 21.3 percent of sales, or $469 million, as compared to 17.7 percent of sales, or $340 million, in 2000. Top-line growth combined with ever more efficient operations contributed to a 49 percent increase in operating income.

LabCorp will continue to succeed because it is a business that makes great sense. It is a business that helps save lives, improve care and provide peace of mind for millions of patients – all while helping health care providers to operate more efficiently and effectively and building asset appreciation for those who invest in it. And that, in and of itself, is a great predictor of growth.

Thomas P. Mac Mahon *Chairman & Chief Executive Officer*

We are also quite proud of the progress we have achieved to further strengthen our balance sheet. In the fall, we successfully completed the private placement of 20-year zero coupon convertible subordinated notes, the proceeds of which were used to repay all outstanding bank debt. This enhanced capital structure provides the Company with increased free cash flow and improved flexibility to explore additional growth opportunities. With our second Standard & Poor's upgrade in just over a year, the latest to triple B plus, LabCorp continues to set the standard with the highest-rated investment grade balance sheet in the industry.

Identifying Growth on Multiple Fronts

As LabCorp enters 2002, our competitive position has never been stronger. The distribution network that supports our core testing business provides the foundation for LabCorp to expand upon its leading position in genomic testing by bringing new, innovative diagnostic technologies to a growing number of physicians and their patients.

Certainly, genomics and its impact on testing is the most profound opportunity. Research on the human genome continues to reveal new, predictive and diagnostic information about the roles of genes in causing certain diseases and conditions. As this level of knowledge grows, so too does the awareness and appreciation for molecular testing among health care providers and patients.

As an example, consider recent developments in the fight against cystic fibrosis. In the past, testing for cystic fibrosis mutations was generally limited to pregnant women, and their partners if the female tested positive. During the last quarter of 2001, the American College of Obstetrics and Gynecology recommended that all Caucasian women of childbearing age in the U.S. be tested. Cystic fibrosis is just one molecular testing initiative in a long line of new tests LabCorp has offered over the past four years.

Similarly, a change in medical trends for routine lab tests can also have a significant impact on revenue growth. There has been a sea change in routine pap smear testing with the advent of monolayer technology. In just four years, more than half of our 8 million pap smears have converted to this more accurate and more fairly priced test. Additionally, pap smears that produce an atypical reading (known as ASCUS), approximately 5-7 percent of all conducted, are candidates for a genomic test to detect the human papillomavirus (HPV) to help identify patients who need further diagnostic follow-up.

Beyond the promise of genomics and molecular testing, LabCorp is fortunate to have numerous additional upside opportunities. Increased market share, particularly in the managed care sector, is one of these. Despite our recent gains in managed care testing, most of the opportunity for growth in this market remains ahead of us. This includes testing with the three national managed care providers with whom we currently have multi-year agreements. As a result, the potential to expand service to these key providers is significant. Continued expansion of our national geographic network will facilitate this effort. During 2001, we extended our national reach with the acquisition of Path Lab in New England, which added 35 patient service centers in the region, and ViroMed in Minneapolis, a national leader in specialized infectious disease testing. The Company continues to look for similar opportunities throughout the country.

Finally, LabCorp has and will continue to realize earnings growth through a diligent focus on its cost structure and operational execution. A reduction in bad debt expense, for instance, is an area where continued small improvements will translate into millions of dollars – dollars that fall directly to the

Genomics

The evolving science of genomics is a revolution creating the most profound opportunities for improved medical care in more than a century. The benefits of being diagnosed earlier, more effective medicines and better treatment programs that will derive from the mapping of the human genome are nearly beyond measure. LabCorp stands to be an early beneficiary of this new era.

bottom line. Technology is another area where productivity and cost efficiencies can drive profits. This past year, we replaced chemistry analyzers with new models in all our labs. The result is a measurable increase in lab productivity thanks to lower costs and higher output levels.

Capitalizing on the Genomic Opportunity

These growth opportunities are just some that we can point to today. By far, the most important growth story for LabCorp is the evolving dynamics between laboratory testing and genomics. *Simply put: the most compelling growth is in the science itself.* And, it is on the scientific front that we believe LabCorp has a unique advantage. Indeed, we feel so strongly about this point that we have devoted most of this annual report to the topic. I urge you to read in the following pages about our competitive scientific position. It is a position we are leveraging through partnerships and alliances to expand our testing menu, through the acquisition or internal development of innovative technologies and through an expanded presence in the clinical trial field. All of these strategies are being executed in a business environment that is built upon and embraces scientific excellence.

Expanding the Testing Role

Our optimism and confidence in LabCorp is not just about its scientific leadership. It is also about payors and physicians gaining a much broader appreciation for how testing can improve overall health care management. It is a role that goes beyond traditional diagnostics. The very essence of genomics is grounded in individuality. As genomic advances are made, it is inevitable that a more customized, individualized approach to health care will evolve. It will become more predictive, leading to better diagnostics and ultimately more targeted and effective therapies. Testing is the common link between each of these stages. In the past, a test may have been a single result in the life cycle of a condition or disease. Today, it is fast becoming a continuum of testing for predisposition, diagnosis, therapy selection and ongoing patient monitoring.

The role of today's testing is perhaps best explained by my favorite statistic – testing represents only three percent of medical expenses, yet it influences more than 80 percent of subsequent medical decisions. As more predictive and therapeutic gene-based tests are developed, we believe the "return on knowledge" produced by testing will only increase. With this sort of cause and effect ratio, there can be no doubt about the growth potential of our industry and our Company.

Leading with Science

While our growth potential is grounded in science, our growth performance lies with the more than 19,000 health care professionals around the country that are LabCorp. Their high standards of excellence make it happen and our appreciation for them is beyond any financial measurement.

LabCorp will continue to succeed because it is a business that makes great sense. It is a business that helps save lives, improve care, and provide peace of mind for millions of patients – all while helping health care providers to operate more efficiently and effectively and building asset appreciation for those who invest in it. And that, in and of itself, is a great predictor of growth.

Sincerely,

Thomas P. Mac Mahon

Thomas P. Mac Mahon
Chairman and Chief Executive Officer

March 29, 2002

The Science of Growth Prediction

Look beyond the earnings model. Revisit traditional growth assumptions. Think about quality as much as quantity. In the genomic age, the new fundamentals of growth start with scientific excellence, innovative thinking, leading-edge technology and partnerships among the best and brightest. When science is the growth driver, those with the best science win.




EDIPLAR

Scientific Credentials

LabCorp has more than 25 M.D. and Ph.D. scientists involved in genomics alone, who have authored numerous articles in scientific publications and journals, including *The New England Journal of Medicine, Journal of Infectious Diseases, Neurology, Heptology, Genetics, American Journal of Obstetrics and Gynecology, Journal of AIDS and Human/Retrovirology, Cell, Nature, Journal of Immunology, Human Genetics, Clinical Genetics, Pediatric Research* and *Oncogene*.

Scientific Credentials

LabCorp growth **predictor:**

4,000 clinical tests. More than 280,000 daily specimens. 900 patient service centers. Over 19,000 employees. More than 200,000 customers. These are just some of the ways to quantify LabCorp's strength. But in the genomic age, when scientific breakthroughs are the forces that create new markets, strength lies not just in the numbers, but also in the science. There is no question that the vast operational scope of today's leading commercial laboratories provides market leverage and some distinct competitive advantages over smaller labs. But in this industry, at this moment in time – size is not all that matters. Scientific expertise is critical to growth.

A Scientific Culture

LabCorp believes that there is a direct correlation between its growth potential and the scientific minds within its organization. Simply put, it seeks to attract and retain the leading scientists in the field. To do so, the Company strives to create an environment that values, nurtures and promotes scientific knowledge and talent.

This begins at the top. Three out of the seven directors of the Company are medical doctors and two others have had lengthy careers in medical diagnostics. One of the Company's six-member executive committee is LabCorp's chief scientific officer and medical director.

Esoteric Testing Centers of Excellence

LabCorp's culture of science is most evident at its Centers of Excellence for specialized esoteric testing. These include the Center for Molecular Biology and Pathology in Research Triangle Park, North Carolina, where PCR-based testing was pioneered; the Center for Esoteric Testing in Burlington, North Carolina, which performs the largest volume of specialty testing in the Company's network; the National Genetics Institute (NGI) in Los Angeles, the world's foremost center for hepatitis C testing; and LabCorp's ViroMed in Minneapolis, a leader in innovative testing for biological agents and the use of real time PCR, the latest technological advance in genomic testing.

The Growth Predictor

The greatest area of growth potential in the commercial laboratory field lies in DNA/RNA-based molecular testing that carries the highest information value in the industry. These genomic tests cannot be performed by just any lab. Rather, they involve complicated processes and complex interpretation. They require the best minds in the field. And, LabCorp is committed to making sure that they are part of its future.

A culture of science can be a business' most valuable asset.



$102.8
$132.4
$168.1
99
00
01

Genomic Testing Revenues [in millions]

LabCorp's leadership position in genomic (molecular) testing is increasing with revenues in this segment growing more than 25 percent annually.



$156.9
$179.3
$197.1
99
00
01

Other Esoteric Testing [in millions]

Other specialized non-genomic testing is also increasing as LabCorp expands its capabilities in this growing segment.

Innovation

LabCorp growth **predictor:**

If there is a single defining strength for LabCorp, then it is innovation. The Company has a deep commitment to scientific advancement and a tradition of finding new and better ways to facilitate laboratory testing. LabCorp is a recognized industry pioneer in the commercialization of molecular testing and was the first commercial lab to offer polymerase chain reaction (PCR) based-testing, a technology widely used in genomic testing. Building upon this expertise, LabCorp today is a leader in molecular-based diagnostic testing across a variety of disciplines, including HIV and hepatitis C virus testing in infectious disease, cystic fibrosis and Factor V Leiden in molecular genetics and human papillomavirus, HER-2 and colon cancer in oncology.

Groundbreaking FDA Approval

Most recently, LabCorp's National Genetics Institute (NGI) has pushed the innovation envelope in the area of infectious disease testing. NGI received landmark approval by the Food and Drug Administration (FDA) for the development of HIV and hepatitis C (HCV) molecular tests to be used in plasma screening. Plasma is a "mainstay" product of health care, used in the manufacturing of such products as clotting factors and immune globulin. These highly sensitive tests significantly increase the number of plasma donations that can be tested at one time and eliminate the need for plasma product companies to perform an additional screening test. The latter will generate an estimated cost savings to the plasma industry of approximately $30 million annually. NGI's FDA approval for these tests is an unprecedented accomplishment in the clinical laboratory industry, as it marks the first time a laboratory facility has been granted FDA licenses for plasma screening using tests which can be performed at no other laboratory in the United States.

The Growth Predictor

Innovation translates into a head start in market leadership. LabCorp's early work in PCR testing established it as an industry leader – a position that only continues to strengthen. Today, LabCorp remains on the cutting-edge of molecular-based diagnostic testing investigating new applications using real time PCR, chip-based hybridization, high throughput sequencing and automated platforms for single nucleotide polymorphism (SNP) analysis. As the clinical applications for molecular testing continue to grow, LabCorp is leading in incorporating these new technologies into its clinical testing to expand its menu and improve throughput and efficiency.

Growth is often a function of thinking ahead of the competition.


25.4
39.9
67.8
99
00
01

Molecular Testing Volumes for Genetic Disease [in thousands]

Innovative tests for cystic fibrosis, Factor V and Fragile X are growing more than 50 percent annually.


438.6
554.4
742.5
99
00
01

Molecular Infectious Disease Testing Volumes [in thousands]

Testing for HIV, hepatitis B and C, and other infectious diseases has grown rapidly as more new therapies become available.



Innovation

LabCorp became the first commercial laboratory to offer tests using PCR technology in 1989. In 1998, the Company conducted 340,000 nucleic acid-based tests in infectious disease, genetics and oncology. Since then, growth has exploded in this arena and during 2001, LabCorp performed over 810,000 such tests. The growth in this area is expected to continue at roughly 25 percent annually, with individual tests growing at rates in excess of 100 percent.



Alliances & Partnerships

LabCorp's partnerships with EXACT Sciences and Myriad Genetics can bring hope to thousands of patients. About 139,000 Americans will be diagnosed with colorectal cancer this year, and 57,000 will die from it. Melanoma is growing at the second fastest rate of any cancer in the U.S., while breast and ovarian cancer claim the lives of more than 50,000 women each year. And, heart disease is the leading cause of death for men in the U.S.

Alliances & Partnerships

LabCorp growth **predictor:**

A key part of LabCorp's genomic leadership strategy is to expand its testing menu through licensing agreements and partnerships with biotechnology companies. Many of these companies are focused exclusively on the research and development of testing technologies that lead to major scientific breakthroughs in the detection and treatment of certain diseases and conditions. Once a test is developed, a distribution system is needed to commercialize the test on a widespread basis – the kind of national infrastructure that LabCorp has in place. But size and scope are not enough. Due to the complexity and sophistication of DNA/RNA-based molecular testing, leading biotech companies demand a commercial lab partner that can match their level of scientific credentials and expertise.

New Products Through Partnerships

Two significant partnerships that LabCorp has formed in the past year demonstrate these testing relationships. LabCorp is the only national clinical laboratory to offer a proprietary genomic-based technology for the detection of colorectal cancer developed by EXACT Sciences Corporation. The test, PreGen-26™, targets Hereditary Non-Polyposis Colorectal Cancer – an inherited predisposition that carries an 80 percent lifetime risk to develop the disease. The diagnostic test is non-invasive and can monitor for the presence of colorectal cancer at its earliest and most curable stage. PreGen-26™ is the first commercialization of EXACT Sciences' technology and broader applications are currently in development.

Another example of LabCorp's ability to expand its genomic testing menu is an exclusive partnership with Myriad Genetics. LabCorp is marketing Myriad's predictive testing products for hypertension, melanoma, breast, ovarian and colorectal cancers to over 200,000 primary care physicians. LabCorp's genomic leadership is a critical part of the Myriad relationship in that LabCorp will perform a portion of the testing for some of the common mutations associated with these diseases. This extends the relationship beyond a marketing partnership to a technology transfer arrangement, demonstrating the high level of confidence Myriad has in LabCorp's scientific expertise.

The Growth Predictor

New testing technologies from leading-edge companies such as Myriad and EXACT Sciences can create significant new market potential for commercial laboratories that are the preferred partner of these companies. Through its leadership in genomic testing, LabCorp is clearly this partner.

Leading scientists want a lab partner with leading scientific credentials.



239.3
260.7
281.1
99
00
01

Average Number of Patient Specimens Processed Per Day [in thousands]

LabCorp's strategy to expand technology partnerships and testing alliances continues to contribute to its success.



21.1
26.6
29.1
99
00
01

Managed Care Testing Volumes [in millions]

The Company's managed care partners recognize the value of LabCorp's national network, leading-edge tests and sophisticated information systems.

Acquisitions

LabCorp growth predictor:

Acquisitions benefit LabCorp in two ways. First, acquisitions such as Path Lab Inc., the largest regional laboratory in the New England area, can quickly expand LabCorp's presence and market share in a region. This strengthens the Company's national laboratory infrastructure and makes it a more attractive partner for large providers, such as national managed care companies. Second, acquisitions can enhance LabCorp's esoteric testing capabilities through new areas of scientific expertise and technology.

Acquiring Scientific Leadership

In 2000, LabCorp acquired the National Genetics Institute (NGI), one of the pre-eminent hepatitis C (HCV) testing laboratories in the world. This acquisition alone put LabCorp at the medical forefront of one of the most chronic viral infections in the U.S. NGI has developed assays that provide ultra-sensitive measuring and monitoring of HCV activity at levels previously undetectable. While it is perhaps best known for its infectious disease leadership, NGI is a leader in other molecular testing areas such as oncology. The lab has, and continues to pioneer, assays for melanoma and breast cancer.

During the past year, LabCorp further expanded its presence in the high-end virologic infectious disease-testing arena with the acquisition of ViroMed Laboratories in Minneapolis. LabCorp has long been a recognized industry leader in polymerase chain reaction (PCR), a technology widely used in genomic testing. ViroMed has strengthened this leadership position through its real time PCR testing capabilities. Real time PCR testing has considerable advantages over traditional PCR testing, as it allows for faster turnaround time and greater throughput.

The Growth Predictor

The ability to make acquisitions is certainly not unique to LabCorp. The ability to make the right acquisition at the right price, however, is a real competitive advantage. With hundreds of developing technologies in the marketplace at any given time, LabCorp must combine its scientific expertise and business acumen to assess which technologies and acquisitions are most likely to generate revenue growth and to correctly value them based on future potential. Admittedly this is a challenge, but when dealing with science, the odds are with those who know the science the best.

The right acquisition can produce instant market leadership.

National Genetics Institute

Based in Los Angeles, NGI is a world leader in developing novel, highly sensitive molecular, gene-based technologies for testing hepatitis C and other blood borne infectious agents. The lab also is a leader in oncology testing development.

ViroMed

A national leader in specialized clinical diagnostic testing in virology, molecular biology, serology, microbiology, mycology and mycobacteriology as well as tissue/eye bank testing. Based in Minneapolis, ViroMed also is a leader in using real time PCR testing platforms.

Path Lab

A leading regional clinical laboratory based in Portsmouth, New Hampshire. With patient service centers in New Hampshire, Massachusetts, Rhode Island and Maine, Path Lab has a leading market presence in the New England region.



Acquisitions

Why is NGI's leadership in HCV testing a significant market opportunity? The Centers for Disease Control and Prevention estimate that more than four million Americans have been infected by the virus – five times the number with HIV. In the past, less than 10 percent of HCV carriers received treatment due to limited and ineffective options. This situation is changing rapidly. New drug therapies have recently been introduced that are increasing cure rates from the 15 percent range to the 40 to 60 percent range. Enhanced cure rates due to improved therapies and heightened public awareness of HCV are expected to significantly increase growth in HCV testing over the next several years.



Clinical Trials

The genomic revolution has expanded to include a revolution in pharmaceutical research and development. There are over 600 drugs for cancer alone currently in development. Testing must accompany each stage of development. And, once many reach market, testing to monitor the effectiveness of the drug on an individual will play an integral part in the overall therapeutic response.

Clinical Trials

LabCorp growth **predictor:**

With the mapping of the human genome, more pharmaceutical companies are involved with the development of more drug therapies than ever before. Clinical trials are an essential part of bringing a new drug to market. And, commercial laboratories are an essential part of the clinical trials testing process – safety testing, identifying markers, determining if the drug works and performing other analytical functions in the development process.

Significant Experience

LabCorp brings a wealth of experience and capabilities to the clinical trials testing arena. The Company has participated in more than 100 clinical trials involving HIV and HCV. Its scientists have written and participated in over 300 scientific papers and abstracts. LabCorp has a database of over 65,000 HIV genetic sequences, making it an excellent diagnostic testing partner for companies developing new therapies. In oncology, LabCorp was closely involved in developing a test to identify the HER-2/neu genetic marker for breast cancer and performing the subsequent clinical trials testing for FDA approval of both the test and Herceptin, a breast cancer drug therapy – one of the most successful gene-based diagnostic/therapeutic combinations developed to date. LabCorp laboratory data also was instrumental in the FDA decision to add FISH, another genetic test, for use in the selection of Herceptin therapy. Currently, NGI has developed a gene-based test for detecting melanoma metastases in lymph nodes in a large clinical trial. The use of molecular testing is expected to significantly improve the identification of metastatic melanoma, in order to better match patients with effective drug treatments.

Broad Capabilities

In addition to its extensive experience in the clinical trials testing field, LabCorp's size, scope and breadth of services makes it a partner of choice for drug companies. Its global clinical trials testing services include target/marker validation, custom assay development and validation, pharmacogenomic testing for safety issues, DNA banking, and specimen storage and toxicogenomics. In addition, LabCorp's broad technology platform and market access to hospitals and physicians make it an ideal clinical trials testing partner.

The Growth Predictor

The clinical trials testing arena offers a two-fold growth proposition. From a purely financial perspective, it represents a revenue stream. Strategically, being a player in clinical trials presents the opportunity to gain in-depth knowledge about future diagnostic testing markets for new drug therapies in the pipeline. In both scenarios, LabCorp is ideally suited to be a preferred partner and participant.

Participation can lead directly to a new revenue stream.


598.0
600.4
625.0
99
00
01

Estimated Number of New Cancer Cases Annually in Women [in thousands]

In the U.S., one in three women have a risk of developing or dying from cancer.


59.6
67.7
77.2
01
06
11

Estimated U.S. Population Ages 55 and Older [in millions]

The need for new cancer therapies continues to grow. Approximately 77 percent of all cancers are diagnosed at ages 55 and older.

Sources: American Cancer Society, U.S. Census Bureau

LabCorp growth **predictor:**

Facts & Figures

These statistics give some idea of the steady and increasing need for LabCorp's services in the years ahead.

Approximately 4 million people in the U.S. have been infected with HCV. More than one-third of U.S. liver transplants are attributed to HCV infection.

The lab industry represents only 3% of total health care expenditures; however, lab testing and results influence 80% of all subsequent medical decisions.

Allergies are the sixth leading cause of chronic disease in the U.S., affecting 1 out of every 5 people.

80 to 90 million Americans, approximately 25% of the U.S. population, are considered at risk for colorectal cancer.

Almost 15 million new cases of cancer have been diagnosed since 1990, with more cases of cancer expected with the aging population.

More than 10 million Americans are unknowing carriers of genetic mutations known to cause Cystic Fibrosis.

Financial Review

Laboratory Corporation of America® Holdings 2001

Five-Year Selected Financial Data

The selected financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" as of and for the five-year period ended December 31, 2001 are derived from consolidated financial statements of the Company, which have been audited by PricewaterhouseCoopers LLP, independent accountants. This data should be read in conjunction with the accompanying notes, the Company's consolidated financial statements and the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere herein.

Year Ended December 31,	2001	2000	1999	1998	1997
(Dollars in millions, except per share amounts)					
Statement of Operations Data:					
Net sales	$2,199.8	$1,919.3	$1,698.7	$1,612.6	$1,579.9
Gross profit	925.6	766.6	629.1	563.4	499.4
Operating income (loss)	367.6	245.6[b]	149.7	127.6	(92.0)[d]
Earnings (loss) before extraordinary loss	182.7	112.1	65.4	68.8	(106.9)
Extraordinary loss, net of tax benefit	3.2	–	–	–	–
Net earnings (loss)	179.5[a]	112.1	65.4	68.8	(106.9)
Basic earnings (loss) per common share before extraordinary loss	$ 2.63	$ 1.65	$ 0.59	$ 0.98	$ (5.30)
Extraordinary loss per common share, net of tax benefit	$ 0.05	$ –	$ –	$ –	$ –
Basic earnings (loss) per common share	$ 2.58	$ 1.65	$ 0.59	$ 0.98	$ (5.30)
Diluted earnings (loss) per common share before extraordinary loss	$ 2.59	$ 1.61	$ 0.58	$ 0.98	$ (5.30)
Extraordinary loss per common share, net of tax benefit	$ 0.05	$ –	$ –	$ –	$ –
Diluted earnings (loss) per common share	$ 2.54	$ 1.61	$ 0.58	$ 0.98	$ (5.30)
Basic weighted average common shares outstanding (in thousands)	69,419	47,081	25,332	24,969	24,648
Diluted weighted average common shares outstanding (in thousands)	70,539	48,150	25,754	24,969	24,648
Balance Sheet Data:					
Cash and cash equivalents	$ 149.2	$ 48.8	$ 40.3	$ 22.7	$ 23.3
Intangible assets, net	968.5	865.7	803.9	836.2	851.3
Total assets	1,929.6	1,666.9	1,590.2	1,640.9	1,658.5
Long-term obligations and redeemable preferred stock[c]	509.2	355.8	1,041.5	1,110.0	1,200.1
Total shareholders' equity	1,085.4	877.4	175.5	154.4	129.1

Five-Year Selected Financial Data

(a) During the third quarter of 2001, the Company recorded an extraordinary loss of $3.2 million (net of tax benefit) relating to the write-off of unamortized bank fees associated with the Company's term debt, which was repaid in September of 2001. The Company also recorded a charge of $8.9 million as a result of a payment made to a bank to terminate an interest rate swap agreement tied to the Company's term loan.

(b) In the fourth quarter of 2000, the Company recorded a $4.5 million restructuring charge relating to the closing of its Memphis drug testing facility.

(c) Long-term obligations include capital lease obligations of $6.1 million, $7.2 million, $4.4 million, $4.2 million and $5.8 million at December 31, 2001, 2000, 1999, 1998 and 1997, respectively. Long-term obligations also include the long-term portion of the expected value of future contractual amounts to be paid to the former principals of acquired laboratories. Such payments are principally based on a percentage of future revenues derived from the acquired customer lists or specified amounts to be paid over a period of time. At December 31, 2001, 2000, 1999, 1998 and 1997, such amounts were $0.3 million, $2.1 million, $0.0 million, $7.7 million and $9.6 million, respectively. Long-term obligations exclude amounts due to affiliates. On June 6, 2000, the Company called for redemption all of its outstanding redeemable preferred stock, resulting in the conversion of substantially all of the preferred stock into common stock. During 2001, the Company sold $744.0 aggregate principal amount at maturity of its zero coupon convertible subordinated notes due 2021 in a private placement. The Company received approximately $488.6 in net proceeds from the offering. The Company used a portion of the proceeds to repay $412.5 million of its term loan outstanding under its credit agreement.

(d) During the fourth quarter of 1997 the Company recorded a provision for doubtful accounts of $182.0 million, which was approximately $160.0 million greater than the amount recorded in the fourth quarter of 1996 and a $22.7 million provision for restructuring certain laboratory operations.

GENERAL

During 2001, the Company experienced strong growth, primarily as a result of continued implementation of its strategic plan. The Company further expanded its managed care business while strengthening its scientific expertise and market share through acquisitions and strategic partnerships.

The Company completed two important acquisitions during the current year. Path Lab Holdings, Inc., acquired in May 2001, is the largest regional laboratory in New England with annual revenues in 2000 of approximately $51.6 million. This acquisition not only expanded the Company's geographic coverage, but also helped leverage the Company's expertise in esoteric testing. Path Lab has particular skill in servicing hospitals in the New England market. Hospitals generally have a need for higher-value esoteric testing. The acquisition of Minneapolis-based Viro-Med Inc. in June 2001 further strengthened the Company's leadership position in infectious disease testing. In addition, Viro-Med's specialized laboratory space provides significant additional esoteric testing capacity and the flexibility to more efficiently direct testing workflow throughout the country. Viro-Med had clinical laboratory revenues for the twelve months ended December 31, 2000 of approximately $25.2 million.

In December 2001, the Company entered into exclusive licensing and marketing relationships with EXACT Sciences and Myriad Genetics. Under the agreement with EXACT Sciences, the Company will be the only national clinical laboratory to offer testing services based on certain of EXACT Sciences' proprietary technologies for the detection of colorectal cancer. The agreement with Myriad Genetics allows the Company to market Myriad's predictive medicine markers for hypertension, melanoma, breast, ovarian and colorectal cancers to the Company's more than 200,000 primary care physicians. While the Company believes both of these agreements will have a favorable impact on its operating results going forward, it is too early in each relationship to reliably quantify their impact in 2002.

In addition to the acquisitions and relationships discussed above, the Company believes future performance will be positively affected by several factors: 1) The expansion of higher-value genomic tests such as Cystic Fibrosis, HCV and HIV genotyping is occurring, along with the continued growth of HIV viral loads and HPV testing; 2) Continued conversion of traditional pap smears to the newer, high value monolayer technology; 3) Additional product licensing and business relationships (such as Myriad Genetics and Exact Sciences); 4) The Company's ongoing business acquisition strategy; 5) Growing demand for genomic testing will create a positive shift in test mix to higher value testing; and 6) Improving regulatory and reimbursement environment in Washington.

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," is expected to have a positive impact on the 2002 financial statements. The application of this new statement will result in a decrease in amortization expense of approximately $26.0 million for 2002.

During 2001, the Company was involved in several transactions affecting its capital structure. On May 24, 2001, the Company's shareholders approved an amendment to the restated certificate of incorporation to increase the number of common shares authorized from 52 million shares to 265 million shares. On June 11, 2001, the Company effected a two-for-one stock split through the issuance of a stock dividend of one new share of common stock for each share of common stock held by shareholders of record on June 4, 2001. The Company also assisted in the successful placement of 12.0 million shares of the Company's common stock formerly owned by Roche, and increased the number of shares traded in the open market and available for purchase by other investors. During September and October 2001, the Company sold $744.0 million aggregate principal amount at maturity of its zero coupon convertible subordinated notes (the "Notes") due 2021 in a private placement. The Company received approximately $488.6 million net of approximately $11.2 million in underwriting fees. See "Note 9 to the Consolidated Financial Statements" for a further discussion of the Notes.

In early 2002, Standard & Poor's upgraded the Company's corporate credit and bank loan ratings from BBB to BBB+. This investment-grade rating offers the Company additional financial flexibility as growth opportunities are identified.

On February 21 2002, the Company filed a Registration Statement on Form S-3, seeking to register approximately 7.7 million shares (including 700,000 shares subject to an overallotment option) of the Company's common stock, currently owned by Roche. It is anticipated that the offering of these shares will be consummated sometime during March 2002 subject to prevailing market conditions. The sale by Roche of these shares will reduce their ownership interest in the Company's common stock to 5.24% (4.25% if the overallotment option is exercised in full) compared to 15.13% as of December 31, 2001.

SEASONALITY

Volume of testing generally declines during the year-end holiday periods and other major holidays. In addition, volume declines due to inclement weather may reduce net revenues and cash flows. Therefore, comparison of the results of successive quarters may not accurately reflect trends or results for the full year.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant estimates include the allowances for doubtful accounts and deferred tax assets, amortization lives for intangible assets and accruals for self-insurance reserves.

The allowance for doubtful accounts is determined based on historical collection trends, the aging of accounts, current economic conditions and regulatory changes.

The deferred tax valuation allowance brings the Company's net deferred tax assets to a level where management believes that it is more likely than not the tax benefits will be realized.

Intangible assets are amortized on a straight-line basis over the expected periods to be benefited, generally ranging from 20 to 40 years for goodwill, legal life for patents and technology, 10 to 25 years for customer lists and contractual lives for non-compete agreements. Management periodically reviews the Company's operating and financial performance in order to determine whether it should revise its estimates of the useful lives or whether circumstances exist that indicate that the carrying amount of the Company's goodwill or other long-lived assets may not be recoverable.

Accruals for self-insurance reserves (including workers compensation, auto, employee medical and professional liability) are determined based on historical payment trends and claims history, along with current and estimated future economic conditions.

While management believes these estimates are reasonable and consistent; they are, by their very nature, estimates of amounts that will depend on future events. Accordingly, actual results could differ from these estimates. See "Note 1 to the Consolidated Financial Statements" for further discussion of significant accounting policies.

RESULTS OF OPERATIONS

Year ended December 31, 2001 compared with Year ended December 31, 2000.

Net sales for 2001 were $2,199.8 million, an increase of 14.6% from $1,919.3 million reported in the comparable 2000 period. Sales increased approximately 8.2% due to an increase in volume and 5.9% due to an increase in price per accession (which reflects actual price increases and changes in the mix of tests performed). These increases occurred as a result of the Company's success in winning new business as well as retaining and increasing business from existing customers. Excluding acquisitions, revenues would have increased 10.6%.

Cost of sales, which includes primarily laboratory and distribution costs, was $1,274.2 million for 2001 compared to $1,152.7 million in the corresponding 2000 period, an increase of 10.5%. The majority of the increase in cost of sales is due to an increase in volume (approximately $95.0 million), with an additional increase of $13.0 million due to increases in the volume of pap smear tests performed using monolayer technology. In addition, the Company incurred incremental costs of approximately $6.0 million as it implemented a self-mandated safety needle program in all of its patient service centers. Cost of sales as a percentage of net sales was 57.9% for 2001 and 60.0% in the corresponding 2000 period. The decrease in the cost of sales as a percentage of net sales primarily resulted from higher margin test mix, continued cost reduction efforts and economies of scale achieved through volume growth.

Selling, general and administrative expenses increased to $516.5 million in 2001 from $483.0 million in the same period in 2000, representing an increase of $33.5 million or 6.9%. Selling, general and administrative expenses were 23.5% and 25.2% as a percentage of net sales in 2001 and 2000, respectively. The increase in selling, general and administrative expenses is primarily the result of the Company's acquisitions during the year combined with additional bad debt expense as a result of the increase in net sales.

Interest expense was $27.0 million in 2001 compared to $38.5 million in 2000. During September 2001, the Company repaid its outstanding term loan balance of $412.5 million with the proceeds from the sale of zero coupon-subordinated notes. During the third quarter of 2001, the Company recorded an $8.9 million loss relating to a payment made to terminate an interest rate swap agreement tied to the Company's term loan. In addition, the Company recorded a $3.2 million extraordinary loss, net of tax benefit, representing the write-off of unamortized bank fees associated with the retired term debt. See "Note 9 to Consolidated Financial Statements" for a further discussion of zero coupon-subordinated notes. Also, see "Liquidity and Capital Resources."

Provision for income taxes was $149.6 million in 2001 compared to $95.5 million in 2000. The effective tax rate was 45.0% in 2001 and 46.0% in 2000. The decrease in the effective rate reflects the increase in the Company's pre-tax earnings relative to the amount of non-deductible amortization of intangible assets. See "Note 14 to Consolidated Financial Statements" for a further discussion of income taxes.

Year ended December 31, 2000 compared with Year ended December 31, 1999.

Net sales for 2000 were $1,919.3 million, an increase of 13.0% from $1,698.7 million reported in the comparable 1999 period. Sales increased approximately 9.0% due to an increase in volume and 4.0% due to an increase in price per accession (which reflects actual price increases and changes in the mix of tests performed). These increases occurred as a result of the Company's ability to win new business and successfully retain and increase business from existing customers. Excluding acquisitions, revenues would have increased 11.6%.

Cost of sales, which includes primarily laboratory and distribution costs, was $1,152.7 million for 2000 compared to $1,069.6 million in the corresponding 1999 period, an increase of 7.8%. Cost of sales increased approximately $91.0 million due to an increase in volume offset by labor efficiencies due to streamlining of operations. Cost of sales as a percentage of net sales was 60.0% for 2000 and 63.0% in the corresponding 1999 period. The decrease in the cost of sales as a percentage of net sales primarily resulted from continued cost reduction efforts and economies of scale achieved through volume growth.

Selling, general and administrative expenses increased to $483.0 million in 2000 from $448.2 million in the same period in 1999 representing an increase of $34.8 million or 7.8%. Selling, general and administrative expenses were 25.2% and 26.4% as a percentage of net sales in 2000 and 1999, respectively. The increase in selling, general and administrative expenses is primarily the result of the Company's acquisitions during the year combined with billing conversion-related costs such as salaries and telephone expenses.

During the fourth quarter of 2000, the Company recorded a $4.5 million restructuring charge relating to the closing of its Drug Testing laboratory in Memphis, Tennessee. These operations were absorbed by other Company facilities. This restructuring was completed during the second quarter of 2001 and resulted in annualized cost reductions of approximately $7.0 million.

Interest expense was $38.5 million in 2000 compared to $41.6 million in 1999. This decrease is related to the Company's reduction in its outstanding debt of approximately $95.0 million.

Provision for income taxes was $95.5 million in 2000 compared to $40.1 million in 1999. The effective rate was 46.0% in 2000 and 38.0% in 1999. The increase in the effective rate was due primarily to the Company's reduction in its deferred tax asset valuation allowance in 1999. See "Note 14 to Consolidated Financial Statements."

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $316.0 million, $246.7 million and $180.5 million, in 2001, 2000 and 1999, respectively. The increase in cash flow from operations in both 2001 and 2000 primarily resulted from overall improved operating results.

Capital expenditures were $88.1 million, $55.5 million and $69.4 million for 2001, 2000 and 1999, respectively. The Company expects capital expenditures of approximately $85.0 million in 2002. These expenditures are intended to continue to improve information systems and further automate laboratory processes. Such expenditures are expected to be funded by cash flow from operations as well as borrowings under the Company's new senior credit facilities.

The Company's DSO at the end of 2001 improved to 58 days as compared to 68 days at the end of 2000. This improvement was due to Company-wide efforts to increase cash collections from all payors, as well as ongoing improvements to claim submission processes. In addition, the Company continued to take steps necessary to improve DSO and cash collections by:

1. Substantially completing the conversion of decentralized billing locations to a centralized billing system. During 2001, the Chicago, San Antonio, and Dallas locations were converted.
2. Implementing an initiative to reduce the number of requisitions received that are missing certain billing information.

The billing system conversions, combined with improvements in front-end processes that enhance data capture for billing, are expected to reduce DSO to the mid 50s by the end of 2002.

During September 2001, the Company repaid its outstanding balance of $412.5 million on its term loan facility with the proceeds from the issuance of zero coupon-subordinated notes. Interest expense on the zero coupon-subordinated notes in the financial statements is computed based on the notes' original issue discount amortization for an effective rate of 2% per year. This non-cash interest expense will total approximately $12.0 million in 2002 as compared to interest expense of $27.0 million in 2001 (primarily related to the Company's retired term debt). As the Company does not pay any interest on the zero coupon-subordinated notes prior to their maturity on September 11, 2021 (unless certain contingencies are met), the replacement of the Company's long-term debt with the zero coupon-subordinated notes will result in increases to the Company's available cash.

This reduction in cash interest expense and the resulting retention of operating cash flows in the business is expected to provide the Company increased flexibility in pursuing strategic investments through possible acquisitions, technology purchases and key business relationships.

In February 2002, the Company entered into two new senior credit facilities with Credit Suisse First Boston, acting as Administrative Agent, and a group of financial institutions totaling $300.0 million. The new facilities will consist of a 364-day revolving credit facility in the principal amount of $100.0 million and a three-year revolving credit facility in the principal amount of $200.0 million. The new facilities will be used for general corporate purposes, including working capital, capital expenditures, funding or share repurchases and other payments, and acquisitions.

Contractual Cash Obligations

	Payments Due by Period			
	1 Yr	2-3 Yrs	4-5 Yrs	> 5 Yrs
Capital lease obligations	$ 3.0	$ 5.4	$ 5.7	$ 1.2
Operating leases	43.7	60.2	33.1	38.9
Contingent future acquisition payments	17.5	7.0	–	–
Zero coupon-subordinated notes	–	530.5[a]	–	–
Total contractual cash obligations	$64.2	$603.1	$38.8	$40.1

(a) Holders of the zero coupon-subordinated notes may require the Company to purchase all or a portion of their notes on September 11, 2004, 2006 and 2011 at prices ranging from $712.97 to $819.54 per note. The Company may choose to pay the purchase price in cash or common stock or a combination of cash and common stock. If the holders elect to require the Company to purchase their notes, it is the Company's current intention to retire the notes by a cash payment. Based upon current market conditions, the Company believes that the possibility of the holders of the notes exercising this put feature of the notes is remote. However, future market conditions are subject to change. Should the holders put the notes to the Company on any of the dates above, the Company believes that it will be able to obtain alternate financing to satisfy this contingent cash obligation.

Other Commercial Commitments

At December 31, 2001, the Company provided letters of credit aggregating approximately $36.6 million, primarily in connection with certain insurance programs. These letters of credit are secured by the Company's senior credit facilities and are renewed annually, around mid-year.

Based on current and projected levels of operations, coupled with availability under its new senior credit facilities, the Company believes it has sufficient liquidity to meet both its short-term and long-term cash needs. For a discussion of the Company's zero coupon-subordinated notes, see "Note 9 to Consolidated Financial Statements." For a discussion of the Company's new senior credit facilities, see "Note 10 to Consolidated Financial Statements."

FORWARD-LOOKING STATEMENTS

The Company has made in this report, and from time to time may otherwise make in its public filings, press releases and discussions with Company management, forward-looking statements concerning the Company's operations, performance and financial condition, as well as its strategic objectives. Some of these forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Such forward-looking statements are subject to various risks and uncertainties and the Company claims the protection afforded by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those currently anticipated due to a number of factors in addition to those discussed elsewhere herein and in the Company's other public filings, press releases and discussions with Company management, including:

1. Future changes in federal, state, local and third party payor regulations or policies (or in the interpretation of current regulations) affecting governmental and third-party reimbursement for clinical laboratory testing.
2. Adverse results from investigations of clinical laboratories by the government, which may include significant monetary damages and/or exclusion from the Medicare and Medicaid programs.
3. Loss or suspension of a license or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Act of 1967, and the Clinical Laboratory Improvement Amendments of 1988, or those of Medicare, Medicaid or other federal, state or local agencies.
4. Failure to comply with the Federal Occupational Safety and Health Administration requirements and the Needlestick Safety and Prevention Act which may result in penalties and loss of licensure.
5. Failure to comply with HIPAA, which could result in significant fines and up to ten years in prison.
6. Increased competition, including price competition.
7. Changes in payor mix, including an increase in capitated managed-cost health care.
8. Our failure to obtain and retain new customers and alliance partners, or a reduction in tests ordered or specimens submitted by existing customers.
9. Our failure to integrate newly acquired businesses and the cost related to such integration.
10. Adverse results in litigation matters.
11. Our ability to attract and retain experienced and qualified personnel.
12. Failure to maintain our days sales outstanding levels.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company addresses its exposure to market risks, principally the market risk associated with changes in interest rates, through a controlled program of risk management that has included in the past, the use of derivative financial instruments such as interest rate swap agreements. There were no interest rate swap agreements outstanding as of December 31, 2001. The Company does not hold or issue derivative financial instruments for trading purposes. The Company does not believe that its exposure to market risk is material to the Company's financial position or results of operations.

The Company's zero coupon-subordinated notes contain the following three features that are considered to be embedded derivative instruments under FAS No. 133:

1. The Company will pay contingent cash interest on the zero coupon-subordinated notes after September 11, 2006, if the average market price of the notes equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for a specified measurement period.
2. Contingent additional principal will accrue on the zero coupon-subordinated notes during the two-year period from September 11, 2004 to September 11, 2006, if the Company's stock price is at or below specified thresholds.
3. Holders may surrender zero coupon-subordinated notes for conversion during any period in which the rating assigned to the zero coupon-subordinated notes by Standard & Poor's Ratings Services is BB- or lower.

Based upon independent appraisals, these embedded derivatives had no fair market value at December 31, 2001.

Consolidated Balance Sheets

December 31, (Dollars in millions, except share data)	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 149.2	$ 48.8
Accounts receivable, net	365.5	368.0
Supplies inventories	38.7	31.6
Prepaid expenses and other	16.7	18.5
Deferred income taxes	54.4	44.8
Total current assets	624.5	511.7
Property, plant and equipment, net	309.3	272.8
Intangible assets, net	968.5	865.7
Other assets, net	27.3	16.7
	$1,929.6	$1,666.9
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 60.2	$ 52.8
Accrued expenses and other	141.0	127.1
Current portion of long-term debt	–	132.0
Total current liabilities	201.2	311.9
Zero coupon-subordinated notes	502.8	–
Long-term debt, less current portion	–	346.5
Capital lease obligations	6.1	7.2
Other liabilities	134.1	123.9
Commitments and contingent liabilities	–	–
Shareholders' equity:		
Common stock, $0.10 par value; 265,000,000 shares authorized; 70,553,718 and 69,739,246 shares issued and outstanding at December 31, 2001 and 2000, respectively	7.1	7.0
Additional paid-in capital	1,088.8	1,048.2
Retained earnings (deficit)	11.5	(168.0)
Unearned restricted stock compensation	(13.2)	(9.4)
Accumulated other comprehensive loss	(8.8)	(0.4)
Total shareholders' equity	1,085.4	877.4
	$1,929.6	$1,666.9

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

Years Ended December 31, (Dollars in millions, except per share data)	2001	2000	1999
Net sales	$2,199.8	$1,919.3	$1,698.7
Cost of sales	1,274.2	1,152.7	1,069.6
Gross profit	925.6	766.6	629.1
Selling, general, and administrative expenses	516.5	483.0	448.2
Amortization of intangibles and other assets	41.5	33.5	31.2
Restructuring charges	–	4.5	–
Operating income	367.6	245.6	149.7
Other income (expenses):			
Loss on sale of assets	(1.8)	(1.0)	(1.7)
Net investment income (loss)	2.4	1.5	(0.9)
Termination of interest rate swap agreement	(8.9)	–	–
Interest expense	(27.0)	(38.5)	(41.6)
Earnings before income taxes and extraordinary loss	332.3	207.6	105.5
Provision for income taxes	149.6	95.5	40.1
Earnings before extraordinary loss	182.7	112.1	65.4
Extraordinary loss, net of tax benefit	3.2	–	–
Net earnings	179.5	112.1	65.4
Less preferred stock dividends	–	(34.3)	(49.6)
Less accretion of mandatorily redeemable preferred stock	–	(0.3)	(0.8)
Net earnings attributable to common shareholders	$ 179.5	$ 77.5	$ 15.0
Basic earnings per common share before extraordinary loss	$ 2.63	$ 1.65	$ 0.59
Extraordinary loss, net of tax benefit	0.05	–	–
Basic earnings per common share	$ 2.58	$ 1.65	$ 0.59
Diluted earnings per common share before extraordinary loss	$ 2.59	$ 1.61	$ 0.58
Extraordinary loss, net of tax benefit	0.05	–	–
Diluted earnings per common share	$ 2.54	$ 1.61	$ 0.58

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(Dollars in millions)	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Unearned Restricted Stock Compensation	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance at December 31, 1998	$2.4	$ 414.5	$(260.5)	$ –	$(2.0)	$ 154.4
Comprehensive earnings:						
Net earnings	–	–	65.4	–	–	65.4
Other comprehensive earnings:						
Change in valuation allowance on securities, net of tax	–	–	–	–	2.0	2.0
Foreign currency translation adjustments	–	–	–	–	(0.1)	(0.1)
Comprehensive earnings	–	–	65.4	–	1.9	67.3
Issuance of common stock	0.2	3.6	–	–	–	3.8
Issuance of restricted stock awards	–	4.5	–	(4.5)	–	–
Amortization of unearned restricted stock compensation	–	–	–	0.4	–	0.4
Preferred stock dividends	–	–	(49.6)	–	–	(49.6)
Accretion of mandatorily redeemable preferred stock	–	–	(0.8)	–	–	(0.8)
Balance at December 31, 1999	2.6	422.6	(245.5)	(4.1)	(0.1)	175.5
Comprehensive earnings:						
Net earnings	–	–	112.1	–	–	112.1
Other comprehensive earnings:						
Foreign currency translation adjustments	–	–	–	–	(0.3)	(0.3)
Comprehensive earnings	–	–	112.1	–	(0.3)	111.8
Issuance of common stock	0.2	17.6	–	–	–	17.8
Issuance of restricted stock awards	–	9.3	–	(9.3)	–	–
Amortization of unearned restricted stock compensation	–	–	–	4.0	–	4.0
Income tax benefit from stock options exercised	–	19.0	–	–	–	19.0
Conversion of preferred stock into common stock	4.2	579.7	–	–	–	583.9
Preferred stock dividends	–	–	(34.3)	–	–	(34.3)
Accretion of mandatorily redeemable preferred stock	–	–	(0.3)	–	–	(0.3)
Balance at December 31, 2000	7.0	1,048.2	(168.0)	(9.4)	(0.4)	877.4
Comprehensive earnings:						
Net earnings	–	–	179.5	–	–	179.5
Other comprehensive earnings:						
Cumulative effect of change in accounting principle (net of tax)	–	–	–	–	0.6	0.6
Unrealized derivative loss on cash flow hedge (net of tax)	–	–	–	–	(9.5)	(9.5)
Termination of interest rate swap agreement	–	–	–	–	8.9	8.9
Foreign currency translation adjustments	–	–	–	–	(0.6)	(0.6)
Minimum pension liability adjustment	–	–	–	–	(7.8)	(7.8)
Comprehensive earnings	–	–	179.5	–	(8.4)	171.1
Issuance of common stock	0.1	14.9	–	–	–	15.0
Issuance of restricted stock awards	–	11.3	–	(11.3)	–	–
Amortization of unearned restricted stock compensation	–	–	–	7.5	–	7.5
Income tax benefit from stock options exercised	–	14.4	–	–	–	14.4
Balance at December 31, 2001	**$7.1**	**$1,088.8**	**$ 11.5**	**$(13.2)**	**$(8.8)**	**$1,085.4**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31, (Dollars in millions)	2001	2000	1999
Cash Flows from Operating Activities			
Net earnings	$ 179.5	$ 112.1	$ 65.4
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	104.0	89.6	83.8
Deferred compensation	7.5	4.0	0.4
Net losses on sale of assets	1.8	1.0	1.7
Accreted interest on zero coupon-subordinated notes	3.0	–	–
Extraordinary loss, net of tax benefit	3.2	–	–
Termination of interest rate swap agreement	8.9	–	–
Deferred income taxes	1.6	(3.2)	37.0
Investment loss	–	–	4.2
Change in assets and liabilities:			
Net change in restructuring reserves	(5.5)	(1.2)	(6.2)
Decrease (increase) in accounts receivable, net	16.2	(15.9)	27.4
(Increase) decrease in inventories	(3.6)	(2.1)	1.6
Decrease (increase) in prepaid expenses and other	5.8	21.3	(24.6)
Change in income taxes receivable	–	–	11.2
(Decrease) increase in accounts payable	(3.4)	7.9	(6.2)
Increase (decrease) in accrued expenses and other	(2.0)	32.9	(15.4)
Other, net	(1.0)	0.3	0.2
Net cash provided by operating activities	316.0	246.7	180.5
Cash Flows from Investing Activities			
Capital expenditures	(88.1)	(55.5)	(69.4)
Proceeds from sale of assets	4.4	1.4	1.1
Deferred payments on acquisitions	(5.2)	(1.0)	(8.7)
Acquisition of businesses	(141.1)	(94.9)	–
Net cash used for investing activities	(230.0)	(150.0)	(77.0)

(Continued)

Consolidated Statements of Cash Flows

Years Ended December 31, (Dollars in millions)	2001	2000	1999
Cash Flows from Financing Activities			
Proceeds from revolving credit facilities	$ 75.0	$ –	$ 40.0
Payments on revolving credit facilities	(75.0)	–	(40.0)
Proceeds from zero coupon-subordinated notes	499.8	–	–
Payments on long-term debt	(478.5)	(95.0)	(70.3)
Debt issuance costs	(11.2)	–	–
Termination of interest rate swap agreement	(8.9)	–	–
Payments on long-term lease obligations	(1.1)	(1.2)	(0.8)
Payment of preferred stock dividends	–	(9.5)	(18.5)
Net proceeds from issuance of stock to employees	14.9	17.8	3.8
Net cash provided by (used for) financing activities	15.0	(87.9)	(85.8)
Effect of exchange rate changes on cash and cash equivalents	(0.6)	(0.3)	(0.1)
Net increase in cash and cash equivalents	100.4	8.5	17.6
Cash and cash equivalents at beginning of period	48.8	40.3	22.7
Cash and cash equivalents at end of period	$ 149.2	$ 48.8	$ 40.3
Supplemental schedule of cash flow information:			
Cash paid during the period for:			
Interest	$ 23.2	$ 40.7	$ 41.8
Income taxes, net of refunds	127.7	48.8	23.9
Disclosure of non-cash financing and investing activities:			
Preferred stock dividends	–	24.8	31.1
Accretion of mandatorily redeemable preferred stock	–	0.3	0.8
Conversion of preferred stock into common stock	–	583.9	–

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (Dollars in millions, except per share data)

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation:
Laboratory Corporation of America Holdings and its subsidiaries ("Company") is the second largest independent clinical laboratory company in the United States based on 2001 net revenues. Through a national network of laboratories, the Company offers a broad range of testing services used by the medical profession in the diagnosis, monitoring and treatment of disease and other clinical states. Since its founding in 1971, the Company has grown into a network of 24 primary testing facilities and approximately 1,200 service sites consisting of branches, patient service centers and STAT laboratories, serving clients in 50 states. The Company operates in one business segment.

The consolidated financial statements include the accounts of Laboratory Corporation of America Holdings and its subsidiaries after elimination of all material intercompany accounts and transactions. During 2001, the Company added two new subsidiaries through acquisitions: Path Lab Holdings, Inc. and Viro-Med Inc. Disclosure of certain business combination transactions is included in Note 2 – Business Acquisitions.

The financial statements of the Company's foreign subsidiary are measured using the local currency as the functional currency. Assets and liabilities are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in "Accumulated other comprehensive loss."

Cash Equivalents:
Cash equivalents (primarily investments in money market funds, time deposits, commercial paper and Eurodollars which have original maturities of three months or less at the date of purchase) are carried at cost which approximates market. As a result of the Company's cash management system, checks issued but not presented to the banks for payment may create negative book cash balances. Such negative balances are included in trade accounts payable and totaled $9.3 and $11.6 at December 31, 2001 and 2000, respectively.

Inventories:
Inventories, consisting primarily of purchased laboratory supplies, are stated at the lower of cost (first-in, first-out) or market.

Derivative Financial Instruments:
Interest rate swap agreements, which have been used by the Company from time to time in the management of interest rate exposure, are accounted for on an accrual basis. Amounts to be paid or received under such agreements are recognized as interest income or expense in the periods in which they accrue. The Company had no interest rate swap agreements in place at December 31, 2001.

The Company's zero coupon-subordinated notes contain the following three features that are considered to be embedded derivative instruments under FAS No. 133:
1) The Company will pay contingent cash interest on the zero coupon-subordinated notes after September 11, 2006, if the average market price of the notes equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for a specified measurement period.
2) Contingent additional principal will accrue on the zero coupon-subordinated notes during the two year period from September 11, 2004 to September 11, 2006, if the Company's stock price is at or below specified thresholds.
3) Holders may surrender zero coupon-subordinated notes for conversion during any period in which the rating assigned to the zero coupon-subordinated notes by Standard & Poor's Ratings Services is BB- or lower.

Based upon independent appraisals, these embedded derivatives had no fair market value at December 31, 2001.

Property, Plant and Equipment:
Property, plant and equipment are recorded at cost. The cost of properties held under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease. Depreciation and amortization expense is computed on all classes of assets based on their estimated useful lives, as indicated below, using principally the straight-line method.

	Years
Buildings and building improvements	35
Machinery and equipment	3-10
Furniture and fixtures	5-10

Leasehold improvements and assets held under capital leases are amortized over the shorter of their estimated lives or the period of the related leases. Expenditures for repairs and maintenance are charged to operations as incurred. Retirements, sales and other disposals of assets are recorded by removing the cost and accumulated depreciation from the related accounts with any resulting gain or loss reflected in operations.

Capitalized Software Costs:
The Company capitalizes purchased software which is ready for service and capitalizes software development costs incurred on significant projects starting from the time that the preliminary project stage is completed and management commits to funding

Notes to Consolidated Financial Statements (Dollars in millions, except per share data)

a project until the project is substantially complete and the software is ready for its intended use. Capitalized costs include direct material and service costs and payroll and payroll-related costs. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the underlying system, generally five years.

Fair Value of Financial Instruments:
The carrying amounts of cash and cash equivalents, accounts receivable, income taxes receivable and accounts payable are considered to be representative of their respective fair values due to their short-term nature. The fair market value of the zero coupon-subordinated notes, based on market pricing, was approximately $529.2 as of December 31, 2001.

Concentration of Credit Risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents with various major financial institutions. The total cash balances on deposit that exceeded the balances insured by the FDIC, was approximately $12.0 at December 31, 2001. Cash equivalents at December 31, 2001, totaled $131.7, which includes amounts invested in treasury bills and short-term bonds.

Substantially all of the Company's accounts receivable are with companies and individuals in the health care industry. However, concentrations of credit risk are limited due to the number of the Company's clients as well as their dispersion across many different geographic regions.

Accounts receivable balances (gross) from Medicare and Medicaid were $91.2 and $87.3 at December 31, 2001 and 2000, respectively.

Revenue Recognition:
Sales are recognized on the accrual basis at the time test results are reported, which approximates when services are provided. Services are provided to certain patients covered by various third-party payor programs including the Medicare and Medicaid programs. Billings for services under third-party payor programs are included in sales net of allowances for contractual discounts and allowances for differences between the amounts billed and estimated program payment amounts. Adjustments to the estimated payment amounts based on final settlement with the programs are recorded upon settlement as an adjustment to revenue. In 2001, 2000 and 1999, approximately 16%, 16% and 20%, respectively, of the Company's revenues were derived from tests performed for beneficiaries of Medicare and Medicaid programs.

Income Taxes:
The Company accounts for income taxes utilizing the asset and liability method. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of such benefits are more likely than not.

Stock Splits:
On May 2, 2000, the Company effected a one-for-ten common stock reverse split whereby the number of authorized shares of common stock decreased from 520 million to 52 million and the par value increased from $0.01 to $0.10.

On May 24, 2001, the Company's shareholders approved an amendment to the restated certificate of incorporation to increase the number of common shares authorized from 52 million shares to 265 million shares. On June 11, 2001, the Company effected a two-for-one stock split through the issuance of a stock dividend of one new share of common stock for each share of common stock held by shareholders of record on June 4, 2001. All references to common stock, common shares outstanding, average number of common shares outstanding, stock options, restricted shares and per share amounts in the Consolidated Financial Statements and Notes to Consolidated Financial Statements have been restated to reflect the June 11,2001 two-for-one stock split on a retroactive basis.

Stock Compensation Plans:
The Company accounts for its employee stock option plans using the intrinsic method under APB Opinion No. 25 and related Interpretations. Accordingly, compensation for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. The Company's employee stock purchase plan is also accounted for under APB Opinion No. 25 and is treated as noncompensatory. The Company provides supplementary disclosures using the fair value method under SFAS No. 123.

Notes to Consolidated Financial Statements (Dollars in millions, except per share data)

Compensation cost for restricted stock awards is recorded by allocating their aggregate grant date fair value over their vesting period.

Earnings per Share:
Basic earnings per share is computed by dividing net income, less preferred stock dividends and accretion, by the weighted average number of common shares outstanding. Dilutive earnings per share is computed by dividing net earnings, by the weighted average number of common shares outstanding plus potentially dilutive shares, as if they had been issued at the beginning of the period presented. Potentially dilutive common shares result primarily from the Company's mandatorily redeemable preferred stock (redeemed in 2000), restricted stock awards and outstanding stock options.

The following represents a reconciliation of the weighted average shares used in the calculation of basic and diluted earnings per share:

Years ended December 31,	2001	2000	1999
Basic	69,418,875	47,080,668	25,332,376
Assumed conversion/ exercise of:			
Stock options	558,199	710,500	245,296
Restricted stock awards	561,647	358,358	176,646
Diluted	70,538,721	48,149,526	25,754,318

The effect of conversion of the Company's redeemable preferred stock, or exercise of certain of the Company's stock options was not included in the computation of diluted earnings per common share for the years ended December 31, 2001, 2000 and 1999, as it would have been antidilutive.

The following table summarizes the potential common shares not included in the computation of diluted earnings per share because their impact would have been antidilutive:

December 31,	2001	2000	1999
Stock Options	14,869	234,924	1,745,842
Series A convertible exchangeable preferred stock	–	–	15,866,086
Series B convertible pay-in-kind preferred stock	–	–	25,352,592

The Company's zero coupon-subordinated notes are contingently convertible into 4,988,818 shares of common stock and are not currently included in the earnings per share calculation.

Investments:
Investments in equity securities are reported at fair value with unrealized gains or losses, net of tax, recorded as a separate component of shareholders' equity. During 1999, the Company recorded an other than temporary loss on its investments in equity securities totaling $4.2.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant estimates include the allowances for doubtful accounts and deferred tax assets, amortization lives for intangible assets and accruals for self-insurance reserves. The allowance for doubtful accounts is determined based on historical collection trends, the aging of accounts, current economic conditions and regulatory changes. Actual results could differ from those estimates.

Long-Lived Assets:
Long-lived assets, including goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Recoverability of assets to be held and used is determined by the Company at the entity level by a comparison of the carrying amount of the assets to future undiscounted net cash flows before interest expense and income taxes expected to be generated by the assets. Impairment, if any, is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets (based on market prices in an active market or on discounted cash flows). Assets to be disposed of are reported at the lower of the carrying amount or net realizable value.

Intangible Assets:
Intangible assets, consisting of goodwill and other intangibles (patents and technology, customer lists and non-compete agreements), are amortized on a straight-line basis over the expected periods to be benefited, generally ranging from 20 to 40 years for goodwill, legal life for patents and technology, 10 to 25 years for customer lists and contractual lives for non-compete agreements.

Notes to Consolidated Financial Statements (Dollars in millions, except per share data)

Effective January 1, 2002, the Company will adopt Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets." This standard requires that goodwill and other intangibles that are acquired in business combinations and that have indefinite useful lives are not to be amortized and are to be reviewed for impairment annually based on an assessment of fair value. The adoption of this new standard is expected to result in a reduction in annual amortization expense of approximately $26.0.

2 BUSINESS ACQUISITIONS

The Company acquired two important companies in 2001, as described below. Both companies acquired have been accounted for as purchases with the excess of the purchase price over the estimated fair value of the net assets acquired recorded as goodwill. The results of each operation have been included in the consolidated financial results of the Company from the date of acquisition. The impact of these acquisitions is not considered significant to the Company's operations.

On April 30, 2001, the Company completed the acquisition of all of the outstanding stock of Path Lab Holdings, Inc. (Path Lab), which is based in Portsmouth, New Hampshire for approximately $83.0 in cash and contingent future payments of $25.0 ($5.5 earned and paid in 2001) based upon attainment of specific earnings targets. Path Lab's revenues for the year ended December 31, 2000 were approximately $51.6.

On June 4, 2001, the Company completed the acquisition of Minneapolis-based Viro-Med Inc. for approximately $31.7 in cash and contingent future payments of $12.0 ($7.9 earned and paid in 2001) based upon attainment of specific earnings targets. Viro-Med's revenues for the year ended December 31, 2000, were approximately $25.2.

3 RESTRUCTURING AND NON-RECURRING CHARGES

The following represents the Company's restructuring activities for each of the years in the three years ended December 31, 2001:

	Severance costs	Lease and other facility costs	Total
Balance at January 1, 1999	$ 2.5	$30.5	$33.0
Cash payments	(2.0)	(4.2)	(6.2)
Balance at December 31, 1999	0.5	26.3	26.8
Memphis closure	3.0	1.5	4.5
Reclassifications and non-cash items	–	(3.7)	(3.7)
Cash payments	(1.6)	(4.0)	(5.6)
Balance at December 31, 2000	1.9	20.1	22.0
Reclassifications and non-cash items	(0.7)	0.2	(0.5)
Cash payments	(1.0)	(4.5)	(5.5)
Balance at December 31, 2001	$ 0.2	$15.8	$16.0
Current			$ 8.6
Non-current			7.4
			$16.0

4 ACCOUNTS RECEIVABLE, NET

December 31,	**2001**	2000
Gross accounts receivable	**$ 485.0**	$ 491.0
Less allowance for doubtful accounts	**(119.5)**	(123.0)
	$ 365.5	$ 368.0

The provision for doubtful accounts was $202.5, $195.9 and $191.9 in 2001, 2000 and 1999, respectively.

Notes to Consolidated Financial Statements (Dollars in millions, except per share data)

5 PROPERTY, PLANT AND EQUIPMENT, NET

December 31,	2001	2000
Land	$ 9.9	$ 9.5
Buildings and building improvements	79.2	68.5
Machinery and equipment	367.5	323.4
Leasehold improvements	66.4	63.0
Furniture and fixtures	19.9	17.8
Construction in progress	22.4	35.6
Buildings under capital leases	5.4	5.4
Equipment under capital leases	3.8	3.8
	574.5	527.0
Less accumulated depreciation and amortization of capital lease assets	(265.2)	(254.2)
	$ 309.3	$ 272.8

Depreciation expense and amortization of capital lease assets was $59.6, $56.1 and $52.6 for 2001, 2000 and 1999, respectively.

6 INTANGIBLE ASSETS, NET

December 31,	2001	2000
Goodwill	$ 911.3	$ 860.5
Other intangibles, principally patents, customer lists, non-compete agreements, and technology	338.8	245.6
	1,250.1	1,106.1
Less accumulated amortization	(281.6)	(240.4)
	$ 968.5	$ 865.7

Amortization of intangible assets was $41.5, $33.5 and $31.2 in 2001, 2000 and 1999, respectively.

7 ACCRUED EXPENSES AND OTHER

December 31,	2001	2000
Employee compensation and benefits	$ 72.6	$ 57.5
Acquisition related accruals	6.9	13.3
Restructuring reserves	8.6	12.4
Accrued taxes	4.2	10.1
Self-insurance reserves	31.5	21.1
Interest payable	0.2	3.7
Royalty payable	5.5	5.1
Other	11.5	3.9
	$141.0	$127.1

8 OTHER LIABILITIES

December 31,	2001	2000
Acquisition related accruals	$ 2.0	$ 8.8
Restructuring reserves	7.4	9.6
Deferred income taxes	63.5	28.5
Post-retirement benefit obligation	40.2	36.9
Self-insurance reserves	20.7	37.8
Other	0.3	2.3
	$134.1	$123.9

9 ZERO COUPON-SUBORDINATED NOTES

In September 2001, the Company sold $650.0 aggregate principal amount at maturity of its zero coupon convertible subordinated notes (the "notes") due 2021 in a private placement. The Company received approximately $426.8 (net of underwriter's fees of approximately $9.8) in net proceeds from the offering. In October 2001, the underwriters exercised their rights to purchase an additional $94.0 aggregate principal amount pursuant to an overallotment option from which the Company received approximately $61.8 in net proceeds (net of underwriters fees of approximately $1.4). The notes, which are subordinate to the Company's bank debt, were sold at an issue price of $671.65 per $1,000 principal amount at maturity (representing a yield to maturity of 2.0% per year). Each one thousand dollar principal amount at maturity of the notes is convertible into 6.7054 shares of the Company's common stock, subject to adjustment in certain circumstances, if one of the following conditions occurs:

1) If the sales price of the Company's common stock reaches specified thresholds during specified measurement periods.
2) If the credit rating assigned to the notes by Standard & Poor's Ratings Services is at or below BB-.
3) If the notes are called for redemption.
4) If specified corporate transactions have occurred.

Holders of the notes may require the Company to purchase all or a portion of their notes on September 11, 2004, 2006 and 2011 at prices ranging from $712.97 to $819.54, plus any accrued contingent additional principal and any accrued original issue discount thereon. The Company may choose to pay the purchase price in cash, common stock or a combination of cash and common stock. If the holders elect to require the Company to purchase their notes it is the Company's current intention to retire the notes by a cash payment.

Notes to Consolidated Financial Statements (Dollars in millions, except per share data)

The Company may redeem for cash all or a portion of the notes at any time on or after September 11, 2006, at specified redemption prices per one thousand dollar principal amount at maturity of the notes ranging from $741.92 at September 11, 2006 to $1,000.00 at September 11, 2021 (assuming no contingent additional principal accrues on the notes).

The Company used a portion of the proceeds to repay $412.5 of its term loan outstanding under its credit agreement and to pay $8.9 to terminate the interest rate swap agreement tied to the Company's term loan. The Company recorded an extraordinary loss of $3.2 (net of taxes of $2.3) relating to the write-off of unamortized bank fees associated with the Company's term debt.

The Company has registered the notes and the shares of common stock issuable upon conversion of the notes with the Securities and Exchange Commission.

10 SENIOR CREDIT FACILITIES

In February 2002, the Company entered into two new senior credit facilities with Credit Suisse First Boston, acting as Administrative Agent, and a group of financial institutions totaling $300.0. The new facilities will consist of a 364-day revolving credit facility in the principal amount of $100.0 and a three-year revolving credit facility in the principal amount of $200.0. The new facilities will be used for general corporate purposes, including working capital, capital expenditures, funding or share repurchases and other payments, and acquisitions. The Company's existing $450.0 revolving credit facility with a major financial institution had no amounts outstanding and was terminated on the effective date of the new credit facilities.

The new senior credit facilities agreements bear interest at varying rates based upon the Company's credit rating with Standard & Poor's Ratings Services. Based upon the Company's current rating, the effective rate under these agreements is LIBOR plus 75 basis points.

The agreements contain certain debt covenants which require that the Company maintain leverage and interest coverage ratios.

11 STOCKHOLDER RIGHTS PLAN

The Company adopted a stockholder rights plan effective as of December 13, 2001, that provides that each common stockholder of record on December 21, 2001, received a dividend of one right for each share of common stock held. Each right entitles the holder to purchase from the Company one-hundredth of a share of a new series of participating preferred stock at an initial purchase price of four hundred dollars. These rights will become exercisable and will detach from the Company's common stock if any person becomes the beneficial owner of 15% or more of the Company's common stock. In that event, each right will entitle the holder, other than the acquiring person, to purchase, for the initial purchase price, shares of the Company's common stock having a value of twice the initial purchase price. The rights will expire on December 13, 2011, unless earlier exchanged or redeemed.

12 LOSS ON INTEREST RATE SWAP AGREEMENT

In conjunction with the early retirement of its long-term debt, the Company terminated its interest rate swap agreement with a bank by making a settlement payment of $8.9 with a portion of the proceeds from the sale of zero coupon-subordinated notes. In accordance with the provisions of SFAS No. 133, as amended, this interest rate swap agreement had been designated as a cash flow hedge and carried on the balance sheet at fair value with a corresponding offset in accumulated other comprehensive loss.

13 MANDATORILY REDEEMABLE PREFERRED STOCK

On June 6, 2000, the Company called for redemption all of its outstanding Series A and Series B preferred stock at $52.83 per share, in accordance with the terms of the Preferred Stock Offering, by July 6, 2000. Substantially all of the holders of the Series A and Series B preferred stock elected to convert their shares into common stock. As of July 31, 2000, the Series A preferred stock was converted into 7,930,174 shares of common stock and the Series B preferred stock was converted into 13,241,576 shares of common stock.

Notes to Consolidated Financial Statements (Dollars in millions, except per share data)

14 INCOME TAXES

The provisions for income taxes in the accompanying consolidated statements of operations consist of the following:

Years Ended December 31,	2001	2000	1999
Current:			
Federal	$122.8	$85.2	$ 0.5
State	25.2	13.5	2.6
	148.0	98.7	3.1
Deferred:			
Federal	(2.3)	(8.6)	29.1
State	3.9	5.4	7.9
	1.6	(3.2)	37.0
	$149.6	$95.5	$40.1

The tax benefit associated with dispositions from stock plans reduced taxes currently payable by approximately $14.3 and $19.0 in 2001 and 2000, respectively. Tax benefits related to stock plans in 1999 were immaterial. Such benefits are credited to additional paid-in-capital.

The effective tax rates on earnings before income taxes is reconciled to statutory federal income tax rates as follows:

Years Ended December 31,	2001	2000	1999
Statutory federal rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax effect	4.9	5.0	5.1
Non-deductible amortization of intangible assets	2.3	3.1	5.7
Change in valuation allowance	–	–	(9.5)
Other	2.8	2.9	1.7
Effective rate	45.0%	46.0%	38.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

December 31,	2001	2000
Deferred tax assets:		
Accounts receivable	25.9	12.0
Self-insurance reserves	20.4	21.7
Postretirement benefit obligation	15.8	13.9
Acquisition and restructuring reserves	9.8	18.8
State net operating loss carryforwards	1.6	6.1
Employee benefits	8.2	7.4
Other	10.8	10.2
	92.5	90.1
Less valuation allowance	(4.5)	(4.5)
Net deferred tax assets	88.0	85.6
Deferred tax liabilities:		
Intangible assets	(64.0)	(46.9)
Property, plant and equipment	(29.4)	(22.7)
Zero coupon-subordinated notes	(4.1)	–
Other	(1.2)	(1.2)
Total gross deferred tax liabilities	(98.7)	(70.8)
Net deferred tax assets (liabilities)	$(10.7)	$14.8

The current valuation allowance brings the Company's net deferred tax assets to a level where management believes that it is more likely than not the tax benefits will be realized.

The years 2000, 1999 and 1998 are currently under examination by the Internal Revenue Service. Management believes that adequate provisions have been recorded relating to the current examinations. The Company has state tax loss carryforwards of approximately $27.1 which expire 2002 through 2018.

Notes to Consolidated Financial Statements (Dollars in millions except per share data)

15 STOCK COMPENSATION PLANS

The Company has a number of stock option plans which authorize and reserve shares of common stock for issuance pursuant to options and stock appreciation rights that may be granted under these plans.

In May 2000, the shareholders approved the 2000 Stock Incentive Plan. The principal purpose of the 2000 Stock Incentive Plan was to authorize 3.4 million additional shares for issuance under the plan. The effect of the 2000 Incentive Plan was to increase to an aggregate of 5.2 million shares available for issuance under all stock option plans (the 2000 Stock Incentive Plan, the Amended and Restated 1999 Stock Incentive Plan and the 1994 Stock Option Plan).

During 2001, there were 1,048,088 options granted to officers and key employees of the Company. The exercise price for these options ranged from $66.125 to $68.50 per share. Also, during 2001, 170,200 shares of restricted stock were issued to senior management under the 2000 Incentive Plan at a market value on the date of grant of $66.575. Restrictions limit the sale or transfer of these shares during a six-year period when the restrictions lapse. Upon issuance of stock under the 2000 Incentive Plan, unearned compensation of $11.3 was recorded as additional paid-in capital and an opposite amount was charged to shareholders' equity as unearned restricted stock compensation.

The plan provides for accelerated vesting of outstanding shares in percentages of 33.3%, 66.7% or 100%, if certain predefined three-year profitability targets are achieved as of December 31, 2003. The unearned restricted stock compensation is being amortized to expense over the applicable vesting periods. For 2001, 2000 and 1999, total restricted stock compensation expense was $7.5, $4.0 and $0.4, respectively. Total restricted shares granted in 2000 and 1999 were 262,800 and 324,000, respectively. At December 31, 2001, there were 1,589,251 additional shares available for grant under the Company's Stock Option Plans.

The proforma weighted average fair values at date of grant for options issued during 2001, 2000 and 1999 were $39.44, $22.36 and $8.40 respectively, and were estimated using the Black-Scholes option pricing model. Weighted average assumptions for the expected life in years, volatility and dividend yield were 7 years (5 years in 1999), .5, and 0% for each of the three years ended December 31, 2001. Interest rate assumptions were 4.3%, 5.0% and 6.0% for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company has an employee stock purchase plan, begun in 1997 and amended in 1999, with 1,500,000 shares of common stock for authorized issuance. The plan permits substantially all employees to purchase a limited number of shares of the Corporation stock at 85% of market value. The Company issues shares to participating employees semi annually in January and July of each year. A summary of shares issued is as follows:

	1999	2000	**2001**	2002
January	192,226	105,176	**51,314**	36,757
July	173,548	91,044	**30,876**	

Proforma compensation expense is calculated for the fair value of the employee's purchase right using the Black-Scholes model. Assumptions include a weighted average life of approximately one-half year, dividend yield of 0%, risk free interest rates for each six month period as follows: 2001 – 5.8% and 3.5%; 2000 – 5.5% and 6.1%; and 1999 – 5.5% and 4.9% and volatility rates for each of the following six month periods: 2001 – .4 and .3; 2000 – .5 and .5; and 1999 – .5 and .4.

The per share weighted average grant date fair value of the benefits under the employee stock purchase plan for the first and second six-month periods is as follows:

	2001	2000	1999
First six months	**$23.02**	$ 5.09	$1.98
Second six months	**$17.58**	$10.43	$3.74

Notes to Consolidated Financial Statements (Dollars in millions, except per share data)

The Company applies the provisions of APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock compensation plans in the financial statements. Had the Company determined compensation cost based on the fair value method as defined in SFAS No. 123, the impact on the Company's net earnings on a pro forma basis is indicated below:

Years ended December 31,		2001	2000	1999
Net earnings	As reported	$179.5	$112.1	$65.4
	Pro forma	167.3	108.0	62.8
Basic earnings per common share	As reported	$ 2.58	$ 1.65	$0.59
	Pro forma	2.41	1.56	0.49
Diluted earnings per common share	As reported	$ 2.54	$ 1.61	$0.58
	Pro forma	2.37	1.53	0.48

Pro forma net earnings reflects options granted in 1998 through 2001. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma amounts presented above because compensation cost for options granted prior to January 1, 1996 is not considered.

The following table summarizes grants of non-qualified options made by the Company to officers and key employees under all plans. Stock options are generally granted at an exercise price equal to or greater than the fair market price per share on the date of grant. Also, for each grant, options vest ratably over a period of two to three years on the anniversaries of the grant date, subject to their earlier expiration or termination.

Changes in options outstanding under the plans for the periods indicated were as follows:

	Number of Options	Weighted-Average Exercise Price per Option
Outstanding at January 1, 1999 (564,992 exercisable)	1,942,899	$16.278
Options granted	178,472	$13.786
Canceled	(115,178)	$20.813
Exercised	(5,028)	$11.267
Outstanding at December 31, 1999 (1,088,413 exercisable)	2,001,165	$15.807
Options granted	829,498	$36.696
Canceled	(70,724)	$23.890
Exercised	(1,194,562)	$12.738
Outstanding at December 31, 2000 (335,969 exercisable)	1,565,377	$28.852
Options granted	1,048,088	$66.138
Canceled	(96,062)	$43.363
Exercised	(560,952)	$19.935
Outstanding at December 31, 2001	1,956,451	$50.671
Exercisable at December 31, 2001	364,786	$31.978

The weighted-average remaining life of options outstanding at December 31, 2001 is approximately 8.4 years.

The following table summarizes information concerning currently outstanding and exercisable options.

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 9.69–13.75	204,217	6.66	$12.145	160,084	$11.703
$14.69–31.56	190,879	7.98	$20.954	20,915	$19.969
$35.38–35.38	248,921	8.43	$35.375	62,710	$35.375
$53.41–65.00	283,470	7.58	$55.708	118,501	$58.913
$66.13–68.50	1,028,964	9.09	$66.142	2,576	$67.655
	1,956,451			364,786	

Notes to Consolidated Financial Statements (Dollars in millions, except per share data)

16 RELATED PARTY TRANSACTIONS

At December 31, 2001 and 2000, 10,705,074 and 22,705,074 shares of the Company's outstanding common stock, or approximately 15.2% at December 31, 2001 and 32.6% at December 31, 2000, were owned by Roche Holdings, Inc. (Roche). The reduction in Roche's ownership of the Company's common stock is a result of the sale by Roche of 12.0 million shares in 2001.

The Company purchases certain items, primarily laboratory testing supplies from various affiliates of Roche. Total purchases from these affiliates, which are recorded in cost of sales, were $62.3, $42.7, and $38.3 in 2001, 2000 and 1999, respectively. In addition, the Company made royalty payments to Roche in the amounts of $4.4 in 2001, $2.8 in 2000 and $2.9 in 1999. Revenue received from Roche for laboratory services was $2.6 in 2001, $1.3 in 2000 and $0.9 in 1999. Amounts owed to Roche and its affiliates at December 31, 2001 and 2000 were $4.6 and $1.4, respectively.

17 COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in litigation purporting to be a nationwide class action involving the alleged overbilling of patients who are covered by private insurance. The Company has reached a settlement with the class that will not exceed existing reserves or have a material adverse effect on the Company. On January 9, 2001, the Company was served with a complaint in North Carolina which purports to be a class action and makes claims similar to the cases referred to above. The claim has been stayed pending appeal of the court approval of the settlement discussed above. The outcome cannot be presently predicted.

The Company is also involved in various claims and legal actions arising in the ordinary course of business. These matters include, but are not limited to, professional liability, employee related matters, and inquiries from governmental agencies and Medicare or Medicaid carriers requesting comment on allegations of billing irregularities that are brought to their attention through billing audits or third parties. In the opinion of management, based upon the advice of counsel and consideration of all facts available at this time, the ultimate disposition of these matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

The Company believes that it is in compliance in all material respects with all statutes, regulations and other requirements applicable to its clinical laboratory operations. The clinical laboratory testing industry is, however, subject to extensive regulation, and many of these statutes and regulations have not been interpreted by the courts. There can be no assurance therefore that applicable statutes and regulations might not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect the Company. Potential sanctions for violation of these statutes and regulations include significant fines and the loss of various licenses, certificates and authorizations.

Under the Company's present insurance programs, coverage is obtained for catastrophic exposures as well as those risks required to be insured by law or contract. The Company is responsible for the uninsured portion of losses related primarily to general, professional and vehicle liability, certain medical costs and workers' compensation. The self-insured retentions are on a per occurrence basis without any aggregate annual limit. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregated liability of claims incurred. At December 31, 2001 and 2000, the Company had provided letters of credit aggregating approximately $36.6 and $28.2, respectively, primarily in connection with certain insurance programs.

The Company leases various facilities and equipment under noncancelable lease arrangements. Future minimum rental commitments for leases with noncancelable terms of one year or more at December 31, 2001 are as follows:

	Operating	Capital
2002	$ 43.7	$ 3.0
2003	34.2	2.8
2004	26.0	2.6
2005	19.4	2.8
2006	13.7	2.9
Thereafter	38.9	1.2
Total minimum lease payments	175.9	15.3
Less:		
Amounts included in restructuring accruals	–	3.9
Amount representing interest	–	4.2
Total minimum operating lease payments and present value of minimum capital lease payments	$175.9	$ 7.2
Current		$ 1.1
Non-current		6.1
		$ 7.2

(Dollars in millions, except per share data)

Rental expense, which includes rent for real estate, equipment and automobiles under operating leases, amounted to $74.8, $71.3 and $67.0 for the years ended December 31, 2001, 2000 and 1999, respectively.

18 PENSION AND POSTRETIREMENT PLANS

The Company maintains a defined contribution pension plan for all eligible employees. Eligible employees are defined as individuals who are age 21 or older and have been employed by the Company for at least six consecutive months and completed 1,000 hours of service. Company contributions to the plan are based on a percentage of employee contributions. The cost of this plan was $8.3, $7.5 and $7.5 in 2001, 2000 and 1999, respectively.

In addition, substantially all employees of the Company are covered by a defined benefit retirement plan (the "Company Plan"). The benefits to be paid under the Company Plan are based on years of credited service and average final compensation. The Company's policy is to fund the Company Plan with at least the minimum amount required by applicable regulations.

The Company has a second defined benefit plan which covers its senior management group that provides for the payment of the difference, if any, between the amount of any maximum limitation on annual benefit payments under the Employee Retirement Income Security Act of 1974 and the annual benefit that would be payable under the Company Plan but for such limitation. This plan is an unfunded plan.

The components of net periodic pension cost for both of the defined benefit plans are summarized as follows:

	Company Plans		
Years ended December 31,	**2001**	2000	1999
Components of net periodic benefit cost			
Service cost	**$ 11.2**	$ 10.6	$ 10.5
Interest cost	**11.4**	10.6	9.2
Expected return on plan assets	**(13.5)**	(12.3)	(12.1)
Net amortization and deferral	**(1.5)**	(1.5)	(1.6)
Net periodic pension cost	**$ 7.6**	$ 7.4	$ 6.0

	Company Plans	
December 31,	**2001**	2000
Change in benefit obligation		
Benefit obligation at beginning of year	**$152.3**	$138.3
Service cost	**11.2**	10.6
Interest cost	**11.4**	10.6
Actuarial loss	**9.0**	2.1
Benefits paid	**(10.2)**	(9.4)
Benefit obligation at end of year	**173.7**	152.2
Change in plan assets		
Fair value of plan assets at beginning of year	**151.1**	138.1
Actual return on plan assets	**–**	13.8
Employer contributions	**10.2**	8.6
Benefits paid	**(10.2)**	(9.4)
Fair value of plan assets at end of year	**151.1**	151.1
Funded status, end of year	**22.6**	1.2
Unrecognized net actuarial loss	**(33.7)**	(11.2)
Unrecognized prior service cost	**5.5**	7.0
Additional minimum liability	**15.4**	–
Accrued pension liability (asset)	**$ 9.8**	$ (3.0)

At December 31, 2001, the additional minimum liability of the Company's Cash Balance Retirement Plan exceeded the unrecognized prior service cost by $7.8. This amount has been recorded as an increase to accumulated other comprehensive loss.

Notes to Consolidated Financial Statements (Dollars in millions, except per share data)

Assumptions used in the accounting for the defined benefit plans were as follows:

	Company Plans	
December 31,	2001	2000
Weighted-average discount rate	7.25%	7.75%
Weighted-average rate of increase in future compensation levels	4.0%	4.0%
Weighted-average expected long-term rate of return	9.0%	9.0%

The Company assumed obligations under a subsidiary's postretirement medical plan. Coverage under this plan is restricted to a limited number of existing employees of the subsidiary. This plan is unfunded and the Company's policy is to fund benefits as claims are incurred. The components of postretirement benefit expense are as follows:

Years Ended December 31,	2001	2000	1999
Service cost	$ 1.0	$ 0.8	$ 1.0
Interest cost	3.4	2.5	2.6
Net amortization and deferral	(1.1)	(0.6)	(0.1)
Actuarial loss	0.7	–	–
Postretirement benefit costs	$ 4.0	$ 2.7	$ 3.5

A summary of the components of the accumulated postretirement benefit obligation follows:

December 31,	2001	2000
Retirees	$ 13.1	$ 11.3
Fully eligible active plan participants	12.5	12.4
Other active plan participants	20.0	19.4
	$ 45.6	$ 43.1

December 31,	2001	2000
Reconciliation of the funded status of the postretirement benefit plan and accrued liability		
Accumulated postretirement benefit obligation, beginning of year	$ 43.1	$ 31.9
Changes in benefit obligation due to:		
Service cost	1.0	0.8
Interest cost	3.4	2.5
Plan participants' contributions	0.2	0.2
Actuarial (gain) loss	(1.1)	11.9
Amendments	-	(3.0)
Benefits paid	(1.0)	(1.2)
Accumulated postretirement benefit obligation, end of year	45.6	43.1
Unrecognized net actuarial loss	(10.4)	(12.2)
Unrecognized prior service cost	5.0	6.0
Accrued postretirement benefit obligation	$ 40.2	$ 36.9

The weighted-average discount rates used in the calculation of the accumulated postretirement benefit obligation was 7.3% and 7.8% as of December 31, 2001 and 2000, respectively. The health care cost trend rate-medical was assumed to be 7.5% and the trend rate-prescription was assumed to be 12.0% as of December 31, 2001 and 2000, declining gradually to 5.0% in the year 2011. The health care cost trend rate has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by a percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 2001 by $7.7. The impact of a percentage point change on the aggregate of the service cost and interest cost components of the net periodic postretirement benefit cost results in an increase of $0.8 or decrease of $0.6.

Notes to Consolidated Financial Statements (Dollars in millions, except per share data)

19 QUARTERLY DATA (UNAUDITED)

The following is a summary of unaudited quarterly data:

Year ended December 31, 2001	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	**$ 525.4**	**$ 549.7**	**$ 560.9**	**$ 563.8**	**$2,199.8**
Gross profit	**221.6**	**240.9**	**238.0**	**225.1**	**925.6**
Net earnings	**43.5**	**52.1**	**43.1**	**40.8**	**179.5**
Basic earnings per common share	**0.63**	**0.75**	**0.62**	**0.59**	**2.58**
Diluted earnings per common share	**0.62**	**0.74**	**0.61**	**0.58**	**2.54**

Year ended December 31, 2000	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$ 462.7	$ 482.4	$ 488.1	$ 486.1	$1,919.3
Gross profit	183.5	201.2	196.7	185.2	766.6
Net earnings	25.7	32.7	32.8	20.9	112.1
Less preferred dividends	14.7	19.6	–	–	34.3
Less accretion of mandatorily redeemable preferred stock	0.2	0.1	–	–	0.3
Net earnings attributable to common shareholders	10.8	13.0	32.8	20.9	77.5
Basic earnings per common share	0.42	0.49	0.49	0.30	1.65
Diluted earnings per common share	0.38	0.47	0.47	0.30	1.61

20 NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," was issued. This Statement supersedes APB Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises" and eliminates the pooling method of accounting for business acquisitions. This Statement requires all business combinations to be accounted for using the purchase method for all transactions initiated after June 30, 2001.

In June 2001, SFAS No. 142 "Goodwill and Other Intangible Assets" was also issued. This Statement supersedes APB No. 17, "Intangible Assets" and addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be reviewed at least annually for impairment.

Intangible assets that have finite lives will continue to be amortized over their useful lives, but without the constraint of the 40-year useful life amortization ceiling. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001, however, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the nonamortization and amortization provisions of this Statement. The impact of the adoption of SFAS No. 142 on the 2002 financial statements, will be a decrease to amortization expense of approximately $26.0.

In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated legal obligations of such asset retirement costs. This Statement is effective for fiscal years beginning after June 15, 2002. The Company does not expect that implementation of this standard will have a significant financial impact.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This Statement retains the requirements of SFAS No. 121 to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and to measure an impairment loss as the difference between the carrying amount and the fair value of the asset. However, this standard removes goodwill from its scope and revises the approach for evaluating impairment. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company is evaluating the impact of the adoption of SFAS No. 144.

Report of Independent Accountants

To the Board of Directors and Shareholders
of Laboratory Corporation of America Holdings

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Laboratory Corporation of America Holdings and its subsidiaries (the Company) at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Charlotte, North Carolina
February 8, 2002, except for Note 10,
as to which the date is February 20, 2002

Directors and Officers

BOARD OF DIRECTORS

Thomas P. Mac Mahon
Chairman of the Board, President and Chief Executive Officer
Committees: Ethics and Quality Assurance, Nominating

Jean-Luc Bélingard
Director
Chief Executive Officer of Beaufour Ipsen,
a diversified French health care holding company
Committees: Employee Benefits

Wendy E. Lane
Director
Chairman of Lane Holdings, Inc.,
an investment firm
Committees: Audit, Employee Benefits, Nominating

Robert E. Mittelstaedt, Jr.
Director
Vice Dean, Executive Education of The Wharton School
of the University of Pennsylvania
Committees: Audit, Employee Benefits

James B. Powell, M.D.
Director
Former President and Chief Executive Officer of TriPath Imaging, Inc.,
a developer of analytical systems for cytology and pathology
Committees: Ethics and Quality Assurance

David B. Skinner, M.D.
Director
President Emeritus of the New York Presbyterian Hospital
and the New York Presbyterian Healthcare System
Committees: Audit, Ethics and Quality Assurance

Andrew G. Wallace, M.D.
Director
Former Dean of Dartmouth Medical School
Committees: Ethics and Quality Assurance, Nominating

EXECUTIVE OFFICERS

Thomas P. Mac Mahon
President and Chief Executive Officer

Wesley R. Elingburg
Executive Vice President, Chief Financial Officer and Treasurer

Myla P. Lai-Goldman, M.D.
Executive Vice President,
Chief Scientific Officer and Medical Director

Richard L. Novak
Executive Vice President and
Chief Operating Officer

Bradford T. Smith
Executive Vice President, Chief Legal Officer
and Secretary

Stevan R. Stark
Executive Vice President,
Sales and Marketing

Shareholder and Company Information

CORPORATE HEADQUARTERS
358 South Main Street
Burlington, NC 27215
336-584-5171

INFORMATION SOURCES
Information about LabCorp is available from the following Company sources:

Investor Relations/Media Contacts
Pamela J. Sherry
Senior Vice President, Investor Relations/
Corporate Communications
336-436-4855

Center for Molecular Biology
and Pathology
800-533-0567

Center for Occupational Testing
800-833-3984

Center for Esoteric Testing:
Reference Testing
800-334-5161
Paternity/Identity
800-742-3944
LabCorp Drug Development
Laboratory Services
888-244-4102

Web Site:
www.labcorp.com

SHAREHOLDER DIRECT SERVICE
800-LAB-0401 (800-522-0401)

Call this number 24 hours a day and learn the most current earnings information and hear the most recent news releases and a corporate profile, speak with a shareholder services representative, or ask to receive a variety of printed information by fax or mail. This same information is available from our Web Site: www.labcorp.com.

TRANSFER AGENT
American Stock Transfer & Trust Company
Shareholder Services
6201 Fifteenth Avenue
Brooklyn, NY 11219
800-937-5449
www.amstock.com

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Bank of America Corporate Center
100 North Tryon Street, Suite 5400
Charlotte, NC 28202

ANNUAL MEETING
The annual meeting of shareholders will be held at 9:00 a.m. on May 15, 2002 at The Paramount Theater, 128 East Front Street, Burlington, NC 27215.

FORM 10-K
Copies of Form 10-K as filed with the Securities and Exchange Commission are available without cost to shareholders by writing to:
Pamela J. Sherry
Laboratory Corporation
of America Holdings
358 South Main Street
Burlington, NC 27215

SAFE HARBOR
Forward-looking statements in this annual report are subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors which could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 2001 and subsequent filings.

COMMON STOCK
LabCorp common stock trades on the New York Stock Exchange ("NYSE") under the symbol, LH. The high and low prices of the stock for each quarter during 2001 and 2000 are listed below. During 2001, LabCorp's shareholders approved a 2-for-1 stock split. The reported sales prices reflect such stock split. On February 28, 2002, there were 653 holders of record of common stock. There were no common stock dividends during any of the periods presented below.

2001	High	Low
First Quarter	87.500	49.750
Second Quarter	82.500	56.450
Third Quarter	91.350	66.840
Fourth Quarter	90.000	73.000

2000	High	Low
First Quarter	23.438	15.625
Second Quarter	40.500	19.688
Third Quarter	66.250	38.125
Fourth Quarter	91.500	54.125

Cover Art: "Reprinted with permission from SCIENCE Vol. 291, No. 5507, page 1304
(Figure 1 - J.C. Venter et. al.), Copyright 2001, American Association for the Advancement of Science."
Designed and produced by Corporate Reports Inc./Atlanta
Portions of this Annual Report are printed on recycled paper.

www.labcorp.com

LabCorp
Laboratory Corporation of America

358 South Main Street Burlington, NC 27215 336-584-5171